UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Turbo Energy, S.A. (“Turbo Energy” or the “Company”) is filing this Report on Form 6-K to report the results of the Company’s Extraordinary General Shareholders’ Meeting (the “Meeting), held at its registered offices, Calle Isabel la Católica, 8 Oficinas 50-51, 46004 Valencia, Spain, on Wednesday, December 18, 2024 at 1:00 P.M. CET (UTC+01:00),

As of the record date, November 20 2024, the Company had 55,085,700 Ordinary Shares issued and outstanding. A total of 92.8%, or 51,177,950 shares, were voted and a quorum was achieved.

The final results for the votes regarding each proposal are set forth below:

●	Proposal 1: to increase the number of directors from seven to eight and to appoint Mr. Julian Groves as a new executive director, to serve until the next annual meeting of shareholders or until his successor is duly elected and qualified, or until his earlier death, resignation, retirement, disqualification or removal.

Votes in Favor	Votes Against	Abstention	Results
50,710,175	390,600	17,175	Approved by 99.20% of the votes on the present share capital and 92.06% of the total votes on the present share capital.

●	Proposal 2: to ratify the appointment of Deloitte as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2024.

Votes in Favor	Votes Against	Abstention	Results
51,102,950	8,050	6,950	Approved by 99.97% of the votes on the present share capital and 92.77% of the total votes on the present share capital.

●	Proposal 3: to approve an amendment to the Turbo Energy, S.A. 2023 Equity Incentive Plan (the “Plan”) to increase the total number of ordinary shares available for grant under the Plan from 1,900,000 ordinary shares, par value €0.05 per share (the “Ordinary Shares”), to 5,500,000 Ordinary Shares the (“Plan Share Limit”) and on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2033, the number of Ordinary Shares available under the Plan Share Limit shall automatically increase to a number equal to the lesser of (a) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Ordinary Shares determined by the board of directors (the “Board”); and the Amendment No.1 to the Plan attached to the proxy statement of the Company as Appendix A be adopted and approved in all respects with immediate effect.

Votes in Favor	Votes Against	Abstention	Results
50,696,025	416,150	5,775	Approved by 99.17% of the votes on the present share capital and 92.03% of the total votes on the present share capital.

●	Proposal 4: to approve granting of powers for the execution and notarization of resolutions – to execute such public documents as may be necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this Extraordinary General Meeting of Shareholders.

Votes in Favor	Votes Against	Abstention	Results
51,081,100	24,950	11,900	Approved by 99.93% of the votes on the present share capital and 92.73% of the total votes on the present share capital.

●	Proposal 5: reading and approval, where appropriate, of the General Shareholders Meeting minutes.

Votes in Favor	Votes Against	Abstention	Results
51,092.470	16,750	6,325	Approved by 99.95% of the votes on the. present share capital and 92.75% of the total votes on the present share capital.

EXHIBIT INDEX

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy Announces Results of Extraordinary General Meeting of Shareholders, dated December 19, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: December 19, 2024	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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